EXHIBIT 99.1

Stantec awarded bridge inspection contracts across three US states

Departments of Transportation in Nevada, Colorado, and North Dakota are investing to protect the traveling public and critical shipped goods

EDMONTON, Alberta and NEW YORK and DENVER, July 21, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE:STN - Stantec has been selected to provide bridge inspection services for three US State Departments of Transportation (DOT): Nevada (NDOT), Colorado (CDOT), and North Dakota (NDDOT). The work carried out by Stantec’s bridge inspection teams will use the latest technology and engineering methodology to ensure the bridges are safe for the traveling public and that they can continue to serve their communities.

The global demand for routine bridge inspections is set to quadruple from current levels to a market valuation of $6.3 billion by the end of 2029, according to research firm Fact.MR. The increased demand will be driven by aging infrastructure, damaging environmental conditions, and the wear and tear from increased traffic.

“Bridges connect our communities and help deliver the goods we rely on,” says Ryan Nataluk, vice president of infrastructure inspection, Stantec. “They are among our most essential infrastructure assets – keeping them safe for users and in a state of good repair is a top priority.”

The bridge inspection team at Stantec will provide detailed inspections using industrial rope access, non-destructive testing, and drone technology with advanced camera, video, and sensor technology, among other methodologies. The firm will deploy experts and equipment from four different states to complete the inspections.

Stantec will be providing NDOT with over 2,000 bridge inspections in addition to load rating services. CDOT has asked Stantec for a statewide inspection of minor bridges (structures measuring less than 20 feet in total length), overhead signs, high-mast lights, and traffic signals. This evaluation work requires confined space access techniques and advanced, non-destructive testing of steel elements using magnetic particle and ultrasound methodologies. NDOT and CDOT are both long-standing clients with Stantec.

Work for NDDOT will include routine and fracture-critical bridge inspections, as well as load ratings for approximately 900 local public agency structures. This is Stantec’s first bridge inspection contract with NDDOT.

Inspections in North Dakota began in April and work for CDOT and NDOT will begin in the late summer of 2020. Contract durations range from two to five years.

“As everyone looks to stretch their infrastructure budgets, administrators and owners are realizing that it’s more cost-effective to invest in proactive preservation and rehabilitation,” continued Nataluk. “New technologies and advanced techniques can help extend the life of infrastructure assets at a fraction of the cost of constructing a new asset.”

Consistent bridge inspection increases structure reliability and service life, helping to reduce maintenance, reconstruction, and replacement costs. Stantec’s bridge team includes more than 500 bridge engineers and certified bridge inspectors within North America.

Find out more about Stantec’s bridge inspection and assessment services here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

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For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
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Stantec Media Relations
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danny.craig@stantec.com

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Stantec Investor Relations
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